UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the plan year ended December 31, 2004

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 0-6645

A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

B.    Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.

2400 South 44th Street

Manitowoc, WI  54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc.

Retirement Savings Plan

Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule

Year Ended December 31, 2004 and 2003

The Manitowoc Company, Inc.

Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc.

Retirement Savings Plan

Manitowoc, Wisconsin

We have audited the financial statements of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2004, and for the year then ended and the supplemental schedule as of December 31, 2004, as listed in the accompanying table of contents.  These financial statements and supplement schedule are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

May 27, 2005
Green Bay, Wisconsin

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Manitowoc Company, Inc.
Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 21, 2004

The Manitowoc Company, Inc.

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Assets

Investments:
Interest in The Manitowoc Company, Inc. Employees’ Profit
Sharing Trust	$13,812,347	$11,212,068
Participant loans	47,881	33,014

Total assets	13,860,228	11,245,082

Liabilities

Benefit claims payable	1,716	0

Net assets available for benefits	$13,858,512	$11,245,082

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributed to:
Investment income:
Interest in net appreciation in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$1,295,938	$1,804,071
Interest on participant loans	1,877	1,885

Total investment income	1,297,815	1,805,956

Contributions:
Participant	2,045,381	1,447,295
Rollover	714	126,315

Total contributions	2,046,095	1,573,610

Total additions	3,343,910	3,379,566

Deductions from net assets attributed to:
Benefits paid to participants	658,031	715,668
Plan administrative expenses	20,041	6,776
Transfers to other plans	52,408	33,120

Total deductions	730,480	755,564

Net additions	2,613,430	2,624,002
Net assets available for benefits at beginning	11,245,082	8,621,080

Net assets available for benefits at end	$13,858,512	$11,245,082

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1	Plan Description

The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code.  The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who have completed either a probationary period with a participating company or six months, whichever is shorter.  An eligible employee is an hourly employee of a participating company who is covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company.  Participating companies in the Plan are Manitowoc Cranes, Inc.; Manitowoc Ice, Inc.; Manitowoc Marine Group, LLC; KMT Refrigeration, Inc.; and Marinette Marine Co., Inc., which are all wholly owned subsidiaries or divisions of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute from 1% to 100% of eligible compensation up to a maximum contribution allowable under the Internal Revenue Code.

Participants’ Accounts

All investments in participants’ accounts are participant-directed.  The Plan allows participants to select from a variety of mutual funds including a money market fund, equity funds, and fixed income funds.  The Plan also allows participants to purchase The Manitowoc Company, Inc. common stock.

Each participant’s account is credited with the participant’s contributions and an allocation of plan earnings and is reduced for withdrawals.  Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests.  Benefits are payable in one lump sum, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.

Vesting

All employee contributions and related earnings are 100% vested immediately.

Participant Loans

In the event of financial hardship as defined by Internal Revenue Service regulations, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Loans are repaid through payroll deductions over a period not to exceed five years.

Expenses of the Plan

Administrative expenses of the Plan are paid from the assets of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Transfers to Other Plans

The Plan and the Company allow participants to transfer account balances between other plans sponsored by the Company when they transfer to a new division or their job status (i.e., union versus nonunion) changes.

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 2	Summary of Significant Accounting Policies

Method of Accounting

The financial statements of The Manitowoc Company, Inc. Retirement Savings Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that directly affect the results of certain reported amounts and disclosures.  Actual results may differ from these estimates.

Investments

The Plan’s investments are commingled with other plans of The Manitowoc Company, Inc. in the Master Trust.  Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the defined investment options.

Investments are stated at fair value.  Money market funds are stated at cost, which approximates fair value.  Mutual funds and common stock of the Company are carried at current value which represents the quoted market values of the underlying investments.  Common/collective trust funds are valued based on the market value of the underlying investment held by the fund.  Participant loans are stated at cost, which approximates fair value.

Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits.  Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments.  Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

The average yield for the Capital Preservation Fund was 4.10% and 4.60% for the years ended December 31, 2004 and 2003, respectively.  The crediting interest rate for this fund was 3.86% and 4.37% at December 31, 2004 and 2003, respectively.

Benefit Claims Payable

Benefit claims payable on the statement of net assets available for benefits relates to distributions requested prior to year-end, but completed subsequent to year-end.

Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 3	Investments in the Master Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each participant’s share of the Master Trust.  The percentage of the Plan’s assets to the total assets of the Master Trust is 4% as of December 31, 2004 and 2003.  The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31, 2004 and 2003, was:

	2004	2003

Ameristock Mutual Fund	7%	6%
Columbia Acorn Fund	3%	3%
Janus Growth & Income Fund	7%	6%
Janus Small Cap Value Fund	7%	6%
Marshall International Stock Fund	5%	4%
One Group Mid-Cap Growth Fund	5%	5%
T. Rowe Price Mid-Cap Value Fund	4%	4%
Vanguard Institutional Index Fund	6%	6%
Capital Preservation Fund	2%	2%
Manitowoc Moderate Growth Fund	6%	6%
Manitowoc Conservative Growth Fund	3%	1%
Manitowoc Aggressive Growth Fund	4%	2%
Manitowoc Company Stock Fund	4%	4%
PIMCO Funds Total Return Fund	3%	3%
Loan Fund	2%	2%

Net assets held by the Master Trust at December 31 are as follows:

	2004	2003

Investments with fair value determined by quoted market price:
Common/collective trusts	$164,979,148	$140,308,327
Mutual funds	135,374,151	136,442,162
Investments in The Manitowoc Company, Inc. common stock	35,690,592	37,424,417

Total investments with fair value determined by quoted market price	336,043,891	314,174,906

Investments at contract value - Deposits with insurance companies	0	1,612,503

Investments at cost:
Participant loans	2,292,963	2,080,581
Cash	698,508	496,189

Net assets of the Master Trust	$339,035,362	$318,364,179

Investment income of the Master Trust is as follows:

	2004	2003

Investment income:
Interest and dividends	$1,778,661	$1,632,298
Net appreciation in fair value of investments	26,578,846	43,262,788

During 2004 and 2003, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Mutual funds	$19,772,316	$32,840,830
Investment in The Manitowoc Company, Inc. common stock	6,806,530	10,421,958

Net appreciation	$26,578,846	$43,262,788

Investments that represent 5% or more of net Master Trust assets as of December 31, 2004 and 2003, are as follows:

	2004	2003

Manitowoc Moderate Growth Fund	$25,693,925	$24,572,694
Janus Small Cap Value Fund	40,133,912	37,008,017
The Manitowoc Company, Inc. Common Stock	35,690,592	37,378,272
Fidelity Managed Income Portfolio II	135,996,403	137,055,894

Note 4	Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 5	Tax-Exempt Status of the Plan

On June 2, 2004, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code.  Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 6	Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 classifications.

Supplemental Schedule

The Manitowoc Company, Inc.

Retirement Savings Plan

Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or	Current
or Similar Party	Maturity Value	Value

Participant loans*	Due dates range from 1 to 5 years - Interest rates range from 5% to 10%	$47,881

*Denotes party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 29th day of June, 2005.

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

/s/ Terry Growcock
Terry Growcock Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl J. Laurino Senior Vice President and Chief Financial Officer

/s/ Thomas G. Musial
Thomas G. Musial Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.

Description

Filed Herewith

23.1

Consent of WIPFLI

X

23.2

Consent of PricewaterhouseCoopers LLP

X